July 14, 2005

Via Facsimile and U.S. Mail

Julian Jensen
311 South State Street Ste. 380
Salt Lake City, Utah 84111

RE:	Croff Enterprises, Inc.
	Draft Revised Schedule 14D-9 submitted July 12, 2005
	SEC File No. 5-32384

Dear Mr. Jensen:

      We have the following comments on the above-referenced filing:

Schedule 14D-9

1. Please file your draft response, including draft changed pages, in
EDGAR as "CORRESP."

2. Please refer to prior comment 4. None of the factors cited appears to weigh against a recommendation that security holders tender into the offer. As such, it remains unclear why the company makes no recommendation. Please clarify.

3. Please refer to prior comment 5. We note additional disclosure of the committee`s analysis of cash flows and the value of the assets held for the benefit of the class B shares, however, you have not disclosed the actual values that the board committee and each member considered, so that security holders may understand why the committee feels that this offer is "reasonable from a financial perspective.

*  *  *


      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

								Sincerely,


								Abby Adams
								Special Counsel
								Office of Mergers &
Acquisitions
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Julian Jensen
July 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE